October 13, 2006
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark P. Shuman Branch Chief — Legal Division of Corporation Finance

Re:	Bootheel Agri-Energy, LLC Registration Statement on Form SB-2 filed August 25, 2006 SEC File No. 333-136915
Dear Mr. Shuman:
We are writing this letter on behalf of Bootheel Agri-Energy, LLC (“Bootheel”)in response to the comment letter of the Staff dated September 21, 2006 regarding the registration statement referred to above. We are transmitting together with this correspondence the amendment (“Amendment”) to the Registration Statement on Form SB-2 made in response to the Staff’s comments.
This letter sets forth each of the Staff’s comments numbered in accordance with the September 21, 2006 letter and, following each comment, Bootheel’s response to that comment, including the location of any related disclosure in the Amendment.
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Securities and Exchange Commission
October 13, 2006

General
     1. Please refer to the Commission’s Release No. 33-6900 (June 17, 1991), which applies to offerings of limited partnership interests and similar securities, such as LLC interests. As appropriate, revise your disclosure to comply with the applicable requirements of that release. This includes the guidance related to the application of Industry Guide 5.
We have referred to the referenced release. After that review, we do not believe that any disclosures require revision.
     2. We note your characterization of this offering as being undertaken on a “best efforts” basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. “Best efforts” is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.
The disclosure has been revised in “The Offering”, “Escrow of Subscriptions”, “Risk Factors”, “Capitalization”, and “Subscription Procedures” in response to the Staff’s comment.
     3. Please note that Rule 10b-9 under the Exchange Act requires prompt refund to investors of consideration paid if you do not achieve your minimum offering. Accordingly, please revise your disclosure to ensure that each time you discuss the return of funds to investors you add disclosure indicating that such refund will be made promptly. Ensure that the material conditions to the release of funds from escrow are described in complete and consistent terms throughout the filing. For example, on the cover page you refer to conditions of receipt of $60 million in cash and a written debt financing commitment for an amount ranging from $80 million to $130 million, depending on the capital raised. On page 1, however, the latter condition is described as a written commitment to provide debt financing which, with the cash subscriptions and funds from grants and other resources, would equal at least $190 million. If the conditions to the release from escrow may be established from sources other than debt financing, such as grants or “other resources,” please describe the nature of these sources of funds and what will need to be established to demonstrate that an arrangement for such other financing has been achieved. See the related comment below that references what appears to be a third condition to the release of funds from escrow.
The referenced disclosures regarding the return of funds to investors in “The Offering”, “Escrow of Subscriptions”, “Risk Factors”, “Capitalization”, and “Subscription Procedures” and the referenced disclosures regarding the release of funds from the escrow on the prospectus cover page and in “The Offering”, “Our Financial Plan”, “Escrow of Subscriptions”, “Risk Factors”, “Capitalization”, “Plan of Distribution”, and “Escrow of Subscriptions” have been revised in response to the Staff’s comment.
     4. We note disclosure that indicates that your managers will be marketing the securities. Please advise us of the basis for each individual’s participation in the offering without registration as a broker-dealer through Section 15(b) of the Securities Exchange Act of 1934. If you are relying upon Rule 3a4-1 of the Exchange Act, please advise and explain how each element of the safe harbor is satisfied for each individual.

Securities and Exchange Commission
October 13, 2006

Bootheel intends to rely upon Rule 3a4-1 of the Exchange Act. With respect to each Manager, Bootheel has been informed that:
•	Such individual is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act; and
•	Such individual is not and will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	Such individual is not an associated person of a broker or dealer.
Additionally, Bootheel has been informed that each Manager meets each of the following conditions:
•	Each Manager primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of Bootheel otherwise than in connection with transactions in securities; and
•	Each Manager was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
•	Each Manager does not participate in selling an offering of securities for any issuer more than once every 12 months, and, as of the time of the effectiveness of the registration statement, will not have participated in the sale of an offering of securities for any issuer within the last 12 months.
     5. On page 97, you disclose that you will serve as the transfer agent. Section 17A(c) of the Exchange Act generally requires that you use a registered transfer agent with respect to any security that is registered under the Exchange Act. We note that you may be required to register the units under section 12 of the Exchange Act once the minimum number of units are sold and the initial funds are released to the company. If the units are registered under Section 12(g) of the Exchange Act, you will also be required to have a registered 17A transfer agent. See Exchange Act Rule 17Ac2-1, and Form TA-1.
We acknowledge the comment and recognize that Bootheel may become a registrant under section 12 of the Exchange Act following the closing of the offering. If Bootheel anticipates that it will be a registrant under section 12 of the Exchange Act, Bootheel will make appropriate arrangements to retain a registered transfer agent.
     6. With respect to any third-party statements in your prospectus such as the industry data you present, separately provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please

Securities and Exchange Commission
October 13, 2006

see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.
The disclosures in “Description of the Business” have been revised in response to the Staff’s comment.
     7. If available, please provide us with all sales literature you intend to use. Please also provide us all sales literature when available for our review. Please see Section II.B.2.i. of Release No. 33-6900.
     At this time, no sales literature has been prepared and Bootheel does not presently intend to use any sales literature. If any sales literature is prepared, Bootheel will provide it to the Staff for review.
     8. We note disclosure in various places referencing the existence of “our written debt commitment”. See page 38. Please provide more description disclosure that explains the difference between this written debt commitment and the final credit agreement. Also, please explain why you have not filed this agreement as an exhibit pursuant to Item 601 of Regulation S-B. If you have determined that the document is not required to be filed, please provide us with a copy supplementally. Further, it appears that you have entered into an option to purchase the Sikeston site, and a development agreement. See disclosure appearing on pages 38, 41, and 43, respectively. Please provide a similar Item 601 analysis for these agreement.
The referenced disclosure has been revised in response to the Staff’s comment to clarify that Bootheel does not presently have a written debt commitment. “Escrow of Subscriptions” explains the relevant differences between a written debt commitment and a final credit agreement. The option to purchase the Sikeston site and the development agreement have been filed with the Amendment.
     9. Please file the tax and legality opinions as soon as possibly, preferably with your next pre-effective amendment. Please be advised that we have comments on the opinions. Be advised that we will review “form of” opinions and provide any comments thereon.
The forms of tax and legality opinions have been filed with the Amendment.
     Prospectus Cover Page
     10. Please limit your disclosure on the cover page to that information that is required by Item 501 of Regulation S-B. In doing so, please keep in mind the principles set forth in Rule 421(d) of Regulation C. For example, we believe you may safely remove much of the information contained in the second half of the paragraph commencing “[t]his is the initial public offering . . .. .” Refer also to the bullet-point disclosure regarding risk factors and the disclosure referencing compliance with IRS requirements. References to particular risk factors appear unnecessary and the information in those bullet-points is redundant with respect to information you provide in the prospectus summary. You should avoid repetitious disclosure in the portions of the portions of the filing subject to Rule 421(d).
The disclosure on the prospectus cover page has been revised in response to the Staff’s comment.
     11. On pages 24, 71 and elsewhere you indicate that the units are redeemable. Tell us what consideration you have given to refereeing to the securities being offered as redeemable units uniformly throughout the filing. If you do

Securities and Exchange Commission
October 13, 2006

not believe this is necessary or appropriate, please tell us why in your response letter. In preparing a response to this comment please consider whether units in limited liability companies are generally understood to represent participations by investors in an entity’s equity on a permanent basis. Additionally, in some places you refer to the securities that are outstanding and being offered as “Units” and in other location you refer to them as Class A Units. Please refer to the outstanding and offered units using a uniform appellation.
Bootheel’s Operating Agreement has been amended to remove Bootheel’s limited redemption right. The referenced feature of the units is no longer extant, and the related disclosures have been revised accordingly. In this context, we do not believe any further response is required to that portion of the Staff’s comment. The description of the units has been revised throughout in response to the Staff’s comment.
     Prospectus Summary
     12. The prospectus summary should be brief and is not required to contain the type of detailed information that is currently disclosed. Reconsider the summary in its entirety and revise to provide investors with a brief discussion of the information that is most useful.
The prospectus summary has been revised in response to the Staff’s comment.
     13. For investors that may be unfamiliar, explain what a limited liability company is and the reason(s) for organizing your company as a limited liability company. Additionally, in the risk factors section of the summary, please discuss the potential disadvantages to investors as they relate to the complexities involved with tax preparation that will be associated with unit holders who will need to receive K-1 reports. In this regard, please discuss whether you plan to send instructions to unit holders on how to use the K-1 information in the preparation of the investor’s tax return.
In response to the Staff’s comment the prospectus summary has been revised to describe Bootheel’s reasons for organizing as a limited liability company. Additionally, we have added disclosure regarding the potential disadvantages to investors as they related to the complexities involved with tax preparation.
     14. We note disclosure that your managers, affiliates, and business partners may purchase Units in the offering. Please discuss whether your affiliates intend to invest to achieve the minimum offering. If affiliates may invest to achieve the minimum, disclose the maximum aggregate number and percentage of offered units that may be acquired by the affiliates.
The disclosure in the prospectus summary has been revised to make clear that (i) there is no maximum aggregate number or percentage of offered units that may be acquired by Bootheel’s managers, affiliates, and business partners, and (ii) Bootheel’s managers, affiliates, and business partners may invest to achieve the minimum offering.

Securities and Exchange Commission
October 13, 2006

The Offering, page 1
     15. Wherever reference is made to the offering’s minimum, revise to include disclosure regarding what appear to be additional conditions to successful completion of the offering’s minimum. In this regard, we note that investments will be held in escrow until the receipt of written commitments to provide debt financing which, combined with subscriptions and funds from grants and other resources would equal at least $190,000,000 and final approval from the Missouri Agricultural and Small Business Development Authority for the Missouri tax credits in connection with the Units. Revise or advise. Also, since you disclose that you may not build the plant in Missouri, is the imposition of a condition to escrow release that is based on a determination by the state of Missouri a drafting error? Please advise.
The disclosure has been revised in response to the Staff’s comment.
     16. Please discuss briefly here and in greater detail in your plan of distribution discussion the circumstances under which you may waive conditions to the purchase of units and what conditions are subject to waiver. We note that a change in a material term of an offering is in effect a termination of the offering as originally made and would require a return of investors’ funds. Please provide your analysis as to whether any waiver of the conditions subject to waiver would constitute a change in a material term of the offering.
The conditions to the purchase of units are limited, and, in our view, most of the conditions are material and so could not be waived without a return of the investors’ funds. For example, Bootheel believes that the minimum purchase requirement and the additional increment requirement are material conditions that could not be waived without a return of the investors’ funds. Similarly, Bootheel believes that the execution and delivery of the subscription agreement, operating agreement and a check for the purchase price are material conditions to the purchase of units. Bootheel does not intend to waive any material condition to the purchase of units. However, we believe that immaterial conditions to the purchase of units (such as, e.g., the mailing or delivery of the subscription materials to Bootheel at its business address) may be waived without a return of the investors’ funds. Bootheel believes that a description of the possibility of a waiver of that or other immaterial conditions would invite requests for such waivers. We respectfully request that Bootheel not be required to tell potential investors that they may avoid the specific requirements spelled out in detail in the prospectus.
Escrow of Subscriptions, page 5
     17. Please advise when you plan to enter into an escrow arrangement and to file the executed escrow agreement as an exhibit to this registration statement. Your escrow agreement must be executed prior to the effectiveness of this registration statement and a materially complete description of the agreed-upon escrow procedures must be included in your disclosure.
We acknowledge the Staff’s comment. The escrow arrangements are currently in process, and we expect that the escrow agreement will be executed in the next two weeks.
     Forward-Looking Statements, page 8
     18. Please relocate this disclosure to an appropriate place following the “Risk Factors” section.
The disclosure has been relocated in response to the Staff’s comment.

Securities and Exchange Commission
October 13, 2006

     Distribution Policy, page 29
     19. Please elaborate on the considerations that will be made by the board in determining the portions to retain from your gross cash proceeds. We note your discussion indicating your intentions to make distributions that will allow Unit holders to cover their tax obligations.
We believe the discussion of the considerations that will be made by the Board of Managers is complete as stated. In addition to the intention to make distributions that will allow Unit holders to cover their tax obligations, the disclosure notes that the Board will consider the restrictions on distributions in Missouri law, the Operating Agreement, and any applicable loan covenants and restrictions. Additionally, the Board will consider the necessary reserves as it calculates “net cash flow.” The Board intends to make distributions in excess of the amount necessary for Unit holders to make income tax payments if Bootheel’s financial performance and loan covenants permit such distributions.
     Capitalization, page 31
     20. Please revise your disclosures to clearly indicate, if true, that if you do not obtain a commitment letter for debt financing which, when combined with the proceeds of the offering, equals $190,000,000, you will be required to return all subscriptions to investors with interest on the cash payment held in escrow.
The disclosures in the referenced section have been revised in response to the Staff’s comment.
     21. Currently, your pro forma presentation reflecting completion of the offering at the maximum amount assumes that you will convert the plant to a coal-fired facility. If it is possible that you would raise the maximum proceeds from the offering and not convert the plant to a coal-fired facility, revise this section to include a pro forma presentation reflecting that scenario. Include footnote disclosure that clearly explains the assumptions underlying each presentation. If such a scenario is not possible, revise your disclosure to clearly indicate this.
The disclosure has been revised in the referenced section in response to the Staff’s comment.
     22. Disclosure in the last sentence of this section indicates that, if you receive the maximum proceeds in the offering, you would need approximately $93 million in debt financing to reach the required cash capitalization. Revise this disclosure to explain how this amount related to the $110 million in long-term debt indicated under the maximum proceeds section of your pro forma capitalization.
In response to the Staff’s comment, the disclosure in the referenced section has been revised to correct the referenced figure.
     23. With respect to any data presented that contains information assuming securities will be sold in the offering, please note that in a direct primary offering, you may not utilize financial statements that purport to give effect to the receipt of any part of the proceeds from the sale of securities for cash. See Rule 170.

Securities and Exchange Commission
October 13, 2006

The financial statements filed with the registration statement do not give effect to the receipt of any part of the proceeds from the offering.
     Managers, Executives, Officers, Promoters and Control Person, page 67
     24. For the last five years or for any longer period of time that you voluntarily cover, present the following for each member of management:
(a)	the title of each position held;

(b)	the duties of each position if not clear from the title;

(c)	the beginning and ending dates by month and year of each position;

(d)	the name of the entity with whom the position was held; and

(e)	the activities of the entity.
The disclosure has been revised in the referenced section in response to the Staff’s comment.
     25. Please name all promoters of the company. Refer to the definition of “promoter” in Rule 405 of Regulation C.
The names of the promoters of Bootheel were previously included, but we have clarified in the referenced section that Bootheel’s managers are its “promoters.”
     26. Please provide us with the full names of each of the managers. With respect to person for whom no middle initial is provided, confirm that these individuals have no middle name.
The disclosure has been revised in the referenced section in response to the Staff’s comment.
     Description of Units, page 71
     27. Under the sub-heading, “Separability of Membership and Financial Interests” you state that membership is available to holders of units who “meet certain other requirements”. Concisely summarize these requirements or provide a cross-reference to the page of the filing where a materially complete summary of these requirements may be found.
A cross-reference in the referenced section has been provided in response to the Staff’s comment.
     Federal Income Tax Consequences, page 83
     28. You state that Bryan Cave has advised that it believes the tax disclosure is a fair and accurate summary of the material federal income tax consequences of acquiring, holding and disposing of units. Please clarify that

Securities and Exchange Commission
October 13, 2006

counsel has provided its legal opinion supporting the statements made regarding the tax matters and the material tax consequences to the investors in the units. The text in this section should identify the opinions of counsel in a clear manner. For example, it is unclear whether counsel is of the opinion that the issuer will be treated as a partnership for federal income tax purposes. You state that you “should” be treated as a partnership but this view of the company does not appear to be linked to a legal opinion of counsel. If counsel is unable to render a “will be treated as a partnership” opinion, please expand to describe the nature of counsel’s opinion. Revise this section throughout.
The referenced section has been revised in response to the Staff’s comment.
     Additional Information, page 97
     29. Update the Commission’s address, which is 100 F Street, N.E., Washington D.C. 20549.
The address has been corrected in response to the Staff’s comment.
Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

30.	Please revise the audit report to provide McGladrey & Pullen’s signature. See Rule 2-02(a)(2) of Regulation S-X.
In response to the Staff’s comment, the audit report now includes McGladrey & Pullen’s signature.
     Notes to Financial Statements
     Note A: summary of Significant Accounting Policies
     Fiscal Reporting Period
     31. In view of the disclosure that you have adopted a fiscal year ended December 31 for financial reporting purposes, revise to disclose the basis for the periods presented in the financial statements included in the filing.
The Financial Statements have been revised in response to the Staff’s comment to include December 31, 2005 information.
     Part II — Information Not Required in Prospectus
     Signatures
     32. Please have the principal accounting officer sign in this capacity. See instructions for Signatures, Form SB-2.
In response to the Staff’s comment, the principal accounting officer has signed in his capacity as such.

Securities and Exchange Commission
October 13, 2006

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You may contact the undersigned at 816-374-3352 or by fax to 816-374-3300 with any questions regarding these responses or the accompanying draft of the amendment. You may also contact Greg Johnson of this office at 816-374-3227 or by fax to 816-374-3300.
Very truly yours,

Thomas J. Lynn